EXHIBIT 5.2

PITNEY HARDIN LLP
(Mail To)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945
__________

(Delivery To)
200 CAMPUS DRIVE
FLORHAM PARK, NJ 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1015

August 5, 2005

VIA FACSIMILE AND REGULAR MAIL

Tekni-Plex, Inc.
260 Denton Tap Road
Coppell, Texas 75019

     We have acted as New Jersey counsel to Tekni-Plex, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offer (the “Exchange Offer”) to exchange its 10 7/8% Senior Secured Exchange Notes 2012 (the “New Securities”) for any and all of its outstanding 10 7/8% Senior Secured Notes Due 2012 (the “Old Securities”). The New Securities will be guaranteed (the “Guarantee”) by certain of the Company’s domestic subsidiaries (the “Guarantors”), including Distributors Recycling, Inc., in accordance with the provisions of the Indenture dated as of June 10, 2005 among the Company, the Guarantors, and HSBC Bank USA as trustee (the “Indenture”).

     We have examined originals or copies, certified or otherwise identified to our satisfaction, of the following documents, corporate records, certificates of public officials for the purpose of rendering this opinion:

(i)	A certificate of good standing dated August 4, 2005 for Distributors Recycling, Inc. provided by the Department of Treasury of the State of New Jersey;

(ii)	The certificate of incorporation of Distributors Recycling, Inc.;

(iii)	The bylaws of Distributors Recycling, Inc.;

(iv)	Directors’ Action by Unanimous Written Consent by the Directors of Distributors Recycling, Inc. and other subsidiaries of the Company, approving the Purchase Agreement, Registration Rights Agreement and Indenture dated as of June 10, 2005;

(v)	Joint Secretary’s Certificate of Distributors Recycling, Inc. and other subsidiaries of the Company dated June 10, 2005;

(vi)	Officer’s Certificate regarding the Guarantors dated as of August 4, 2005; and

PITNEY HARDIN LLP
August 5, 2005

(vii)	Consent of the Company, as sole shareholder of Distributors Recycling, Inc., approving the guarantee of the Company’s outstanding 10 7/8% Senior Secured Exchange Notes due 2012 dated as of August 4, 2005.

     In rendering the opinion set forth below we have assumed:

(a)	the genuineness of all signatures, the authenticity of all documents and records submitted to us as originals, the conformity to originals of all documents and records submitted to us as copies and the authenticity of the originals of such copies;

(b)	the due adoption, promulgation, issuance and validity of the laws, regulations, rules, licenses, approvals and permits which we have reviewed for purposes of this opinion; and

(c)	all of the capital stock of Distributor Recyling, Inc., and any and all securities convertible into capital stock of Distributors Recycling, Inc., is owned by the Company.

     Based on the foregoing, we are of the opinion that Distributors Recycling, Inc. is a corporation validly existing under the laws of the State of New Jersey with corporate power and authority to enter into its Guarantee and has duly authorized the issuance of the Guarantee.

     We are members of the bar of the State of New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey.

     This opinion is provided as a legal opinion and advice only, and not as a guarantee or warranty of the matters discussed herein. This opinion and advice is not to be quoted or otherwise referred to in any document or filed with any entity, person, or governmental agency, or relied upon by any entity, person, or governmental agency, other than the addressees and Davis Polk & Wardwell, without the written consent of this firm. This opinion has been rendered to you and may be relied upon by you and by Davis Polk & Wardwell solely for the purposes of the Exchange Offer and may not be relied upon in any manner or for any other purpose by you, by Davis Polk & Wardwell, or by any other person or entity.

Very truly yours,

/s/ PITNEY HARDIN LLP
PITNEY HARDIN LLP